Shanda Games and SNK Playmore Announce Co-Development of KOF WORLD

Shanghai, China – July 30, 2009 – Shanda Interactive Entertainment Limited (the “Company”) (NasdaqGS: SNDA), a leading interactive entertainment media company in China, announced today that its wholly-owned subsidiary Shanda Games Limited (“Shanda Games”) has entered into an agreement with SNK Playmore Corporation (“SNK Playmore”), a Japanese game developer, to co-develop THE KING OF FIGHTERS’ WORLD (“KOF WORLD”), which is an online version of SNK Playmore’s flagship game THE KING OF FIGHTERS (“KOF”). Under the agreement, Shanda Games will be granted the right to operate KOF WORLD in mainland China and a number of other countries.

KOF WORLD is adapted from THE KING OF FIGHTERS XII (“KOF XII”), the latest installment of SNK Playmore’s KOF franchise. In addition to porting the main game content of KOF XII to an online platform, KOF WORLD will also combine traditional fighting game and MMORPG features by adding a complete multiplayer role playing game (RPG) mode. The RPG part of KOF WORLD will be customized for the Chinese market by including scenes of Shanghai, Xi’an, Beijing and other Chinese cities in the game.

¡°KOF is a fighting franchise with 15 years of history, and we are excited to partner with SNK Playmore on the game’s online version,” said Ms. Diana Li, CEO of Shanda Games. “SNK Playmore has very strong expertise in fighting and action genres. The partnership between Shanda Games and SNK Playmore combines and leverages our strengths in game development and operation. With the original KOF feel and rich RPG content, we believe KOF WORLD will be a very exciting online game.”

¡°We are very pleased to work with Shanda Games and very optimistic about the prospects of our partnership,” said Mr. Soichiro Hosoya, President of SNK Playmore. “We are honored that the KOF series has always been favored by Chinese game players, and KOF WORLD is a game that we will work closely together with Shanda Games to develop, especially for Chinese players. We look forward to the game’s continued success.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to the statements regarding the future performance of KOF WORLD, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that the launch of KOF WORLD is delayed, the game is not well received by players and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and advanced casual online games in China, as well as online chess and board games, e-sports game platform and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base, of which more and more is coming from homes. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com.

About Shanda Games

Shanda Games Limited is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online role-playing games (MMORPGs) and advanced casual games in China, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. Shanda Games is a wholly-owned subsidiary of Shanda Interactive Entertainment Limited.

About SNK Playmore Corporation

Headquartered in Osaka, Japan, SNK Playmore Corporation (SNK Playmore) develops, publishes and distributes interactive entertainment software in Japan, North America, Europe and Asia. SNK Playmore is one of the largest privately held interactive entertainment content providers in the world. Known for such franchises as “THE KING OF FIGHTERS”, “FATAL FURY”, “SAMURAI SPIRITS” and “METAL SLUG” continues to be an industry leader by focusing on their rich arcade history. More information on SNK Playmore can be found at www.snkplaymore.co.jp.

Contact

Shanda Interactive Entertainment Limited
Mabel Hsu, IR Associate Director
Vivian Chen, IR Manager
Maggie Yun Zhou, IR Manager
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@snda.com